Exhibit 3.3

THIRD POINT PRIVATE CAPITAL INCOME FUND
Statement of Preferences of Proprietary Seed Shares

Third Point Private Capital Income Fund, a Delaware statutory trust (the “Fund”), certifies that:

Whereas, the board of trustees of the Fund (the “Board of Trustees”) is authorized to establish different classes of shares of the Fund (“Shares”), including preferred shares, and when so established, the Board of Trustees is authorized to issue an unlimited number of Shares of any such class;

Whereas, the Trustees of the Fund desire to establish a class of preferred shares of the Fund (the “Proprietary Seed Shares”) to be issued to one or more affiliates of the investment adviser to the Fund (the “Proprietary Investor”);

Whereas, pursuant to Section 6.2 of the Amended and Restated Agreement and Declaration of Trust of the Fund dated as of September 25, 2026 (the “Declaration”; capitalized terms used herein that are not defined herein are used as defined in the Declaration), the Board of Trustees is authorized and empowered to amend or supplement the Declaration as the Board of Trustees deems necessary or appropriate without the approval of Shareholders in connection with the authorization and issuance of any class or series of preferred shares of the Fund;

Whereas, pursuant to the authority so vested in the Board of Trustees, the Board of Trustees has authorized the establishment of the Proprietary Seed Shares and the issuance of the Proprietary Seed Shares and has authorized and approved this Statement of Preferences as a supplement to the Declaration that sets forth the terms and conditions of the Proprietary Seed Shares; and

NOW, THEREFORE, the Board of Trustees hereby sets forth the terms, rights and preferences, of the Proprietary Seed Shares as follows:

Proprietary Seed Shares Establishment

Legal Description of Proprietary Seed Shares	The Proprietary Seed Shares are hereby established as a class of preferred shares of the Fund. The Proprietary Seed Shares shall have a par value of $0.001 per share and shall be unlimited in number. The Proprietary Seed Shares may be issued on one or more dates determined by the Board of Trustees and shall have such rights, powers, preferences and privileges as are set forth in this Statement of Preferences or, if not addressed herein, in the Declaration. Except as expressly set forth herein, the Proprietary Seed Shares have identical terms to the Fund’s Common Shares (“Common Shares”). To the extent the provisions set forth herein conflict with the provisions of the Declaration with respect to any such rights, powers, preferences and privileges, this Statement of Preferences shall control. Except as contemplated by the immediately preceding sentence, the Declaration shall control as to the Fund generally and the rights, powers, preferences and privileges of the other shareholders of the Fund.

Purchase and Issuance	Proprietary Seed Shares shall be issued at a fixed price per share for cash equal to the initial offering price per share of the Common Shares (the “Original Purchase Price”), which will remain fixed and shall not vary with subsequent changes in the value of the Common Shares. The Proprietary Investor will purchase Proprietary Seed Shares solely for cash.

Voting Rights and Board Representation

Except as otherwise required by the 1940 Act, each Proprietary Seed Share shall have the same voting rights as a Common Share and shall entitle its holder to one vote per share. The Proprietary Seed Shares and the Common Shares shall vote together as a single class on all matters submitted to shareholders, except with respect to the election of Trustees as set forth below and any other matter as to which a separate class vote is required by the 1940 Act or the Declaration.

As required by Section 18(a)(2)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”), for so long as any Proprietary Seed Shares remain outstanding, the holders of the Proprietary Seed Shares, voting separately as a class and to the exclusion of the holders of the Common Shares and any other class of shares, shall have the exclusive right to elect two (2) Trustees. With respect to the election of any Trustees other than the two (2) Trustees elected separately by the holders of the Proprietary Seed Shares, the holders of the Proprietary Seed Shares shall vote together with the holders of the Common Shares as a single class, to the extent such election is submitted to a vote of the Shareholders.

The Fund shall otherwise comply with the applicable requirements of Section 18(a)(2)(C) of the 1940 Act.

Dividend and Distribution Rights	Each outstanding Proprietary Seed Share shall be entitled to receive a quarterly dividend equal to the greater of (i) a fixed percentage return based on the Original Purchase Price as determined by the Board of Trustees or its delegate (the “Floor Rate”) or (ii) the actual per-share cash distribution declared and paid on each of the Fund’s Common Shares for the same period. In the event that the Common Shares receive a dividend more frequently than quarterly, each Proprietary Seed Share shall receive a dividend on the same schedule as the Common Shares. The dividends on the Proprietary Seed Shares are cumulative.

Fees and Expenses

The Proprietary Seed Shares shall indirectly bear the same fees and expenses as the Common Shares so long as the Fund’s distribution rate for its Common Shares exceeds the Floor Rate. If for any period the Fund’s per Common Share cash distribution rate is less than the Floor Rate, then holders of the Proprietary Seed Shares shall not bear any Fund fees or expenses for such period.

Repurchase

Upon the issuance of the Proprietary Seed Shares, the Fund shall apply at least 50% , or such greater percentage as may be determined by the Board of Trustees, of the net proceeds (“Repurchase Allocation”) from any subsequent subscriptions for Common Shares made in cash to repurchase any outstanding Proprietary Seed Shares.

Repurchases shall be made at a price per Proprietary Seed Share equal to the Original Purchase Price.  In addition, each Proprietary Seed Share that is repurchased shall be entitled to receive an amount equal to accrued but unpaid dividends, calculated at the Floor Rate through the date of such repurchase. The Fund shall not otherwise be entitled to repurchase any of the Proprietary Seed Shares.

The repurchase of Proprietary Seed Shares shall occur only when, and to the extent that, the Fund receives net proceeds from subsequent third-party subscriptions for Common Shares made in cash, and not at the option of any Shareholder (including the Proprietary Investor). Such repurchases shall not apply in the event of a liquidation of the Fund.

The repurchase of Proprietary Seed Shares shall not increase the unfunded amount of the Proprietary Investor’s commitment to purchase Proprietary Seed Shares.

Any portion of the Repurchase Allocation that is not applied to the repurchase of Proprietary Seed Shares because fewer Proprietary Seed Shares are outstanding than could be repurchased shall reduce, on a dollar-for-dollar basis, the unfunded portion of the Proprietary Investor’s commitment to purchase Proprietary Seed Shares.

Valuation Procedures	The Fund’s portfolio positions shall be valued by Third Point Private Capital LLC (the “Adviser”), as the Fund’s valuation designee under Rule 2a-5 under the 1940 Act, in accordance with the Fund’s Valuation Policy and the Adviser’s valuation policies and procedures. For so long as any Proprietary Seed Shares remain outstanding, the Fund’s Audit Committee shall implement a separate process to review and approve such valuations periodically, and no less frequently than quarterly.

No Liquidation Preference	The Proprietary Seed Shares shall not have any liquidation preference relative to the Common Shares. Upon any liquidation of the Fund, each Proprietary Seed Share shall be entitled to receive the lesser of (i) its Original Purchase Price and (ii) the per-share amount distributed to each of the Fund’s Common Shares.

Wind-Down	If any Proprietary Seed Shares remain outstanding on the date that is thirty-six (36) months after their initial issuance, the Fund will cease offering new Common Shares, cease originating new investments other than pursuant to existing contractual or follow-on commitments and thereafter proceed to distribute proceeds from the disposition of existing portfolio investments until the Fund has been fully liquidated.

Exchange Listing	The Fund shall not seek such a listing of its Shares on any national securities exchange (i) prior to the twenty-four (24) month anniversary of the initial issuance of any Proprietary Seed Shares, or (ii) while any Proprietary Seed Shares remain outstanding.

Affiliated Transactions	The Fund shall not acquire assets from an affiliated person of the Fund within the scope of Section 2(a)(3) of the 1940 Act, or affiliated persons of such persons, until all outstanding Proprietary Seed Shares have been fully repurchased and no further Proprietary Seed Shares shall be issued, except for purchases permitted by Rule 17a-7 under the 1940 Act or Section 57(f) of the 1940 Act, as applicable.

[Signature Page Follows]

IN WITNESS WHEREOF, Third Point Private Capital Income Fund has caused this Statement of Preferences to be effective as of September 25, 2026.

Third Point Private Capital Income Fund

By:	/s/ Christopher W. Taylor
Name:	Christopher W. Taylor
Title:	President and Chief Executive Officer